May 6, 2019

Dominic Ng
Chief Executive Officer
East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

       Re: East West Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           Form 8-K Furnished April 18, 2019
           File No. 000-24939

Dear Mr. Ng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 23 - Subsequent Events, page 157

1. We note you previously invested in mobile solar generators sold and managed by DC
      Solar, which were included in your consolidated balance sheet (Investments in Tax Credit and Other Investments, Net) and in Note 8. Investments in Qualified Affordable Housing
      Partnerships, Tax Credit and Other Investments, Net and Variable Interest Entities. As a
      result of DC Solar's Chapter 11 bankruptcy protection filing in February 2019 and in an affidavit from a Federal Bureau of Investigation (FBI) special agent that stated that DC
      Solar was operating a fraudulent "Ponzi-like scheme," tax credits claimed by you related to your renewable resource investments of approximately $53.9 million between 2014 through 2018 could potentially be disallowed. Please address the following:
 Dominic Ng
FirstName Bancorp, Inc.
East West LastNameDominic Ng
Comapany NameEast West Bancorp, Inc.
May 6, 2019
May 6, 2019 Page 2
Page 2
FirstName LastName


             Tell us and revise future filings to explain and quantify the amount of tax credit investments related to DC Solar included in Investments in tax credit and other investments, net and Accrued expenses and other liabilities - Unfunded commitments for the periods presented on page 132;

             Tell us and disclose in future filings, how you monitor potential impairments in tax credit investments; and

             Tell us and disclose in future filings, in detail, your ASC 740 evaluation and the basis of whether or not an unrecognized tax liability exists for the previous tax credit benefits claimed.
Form 8-K Furnished April 18, 2019

Item 9.01 Financial Statements and Exhibits
(d) Exhibit 99.1 Press Release dated April 18, 2019
Table 10 - GAAP to Non-GAAP Reconciliation, page 17

2. We note that you recorded a pre-tax impairment charge related to certain tax credit investments of $7.0 million in the first quarter of 2019. Please tell us the following:

             the names of the sponsors of the tax credit investments;
             the nature of the tax credit investments;
             the specific tax deductions and tax credits available as a result of your investment in the tax credit investments;
             how the tax benefits in these investments are realized;
             the amount of tax deductions and tax credits of the tax credit investments you recognized in prior years;
             the amount of tax deductions and tax credits of the tax credit investments you expect to recognize in 2019 and later years; and how you determined the amount of the impairment charge related to the tax credit
             investments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christina Harley at 202-551-3695 or Stephen Kim at
202-551-
3291 with any questions.
 Dominic Ng
East West Bancorp, Inc.
May 6, 2019
Page 3

FirstName LastNameDominic Ng           Sincerely,
Comapany NameEast West Bancorp, Inc.
                                       Division of Corporation Finance
May 6, 2019 Page 3                     Office of Financial Services
FirstName LastName